


02007727

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48909

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bedminster Financial Group LTD

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1851 Holicong Road
(No. and Street)

New Hope (City) PA (State) 18938 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Van Pelt (215) 794-9016
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name — *if individual, state last, first, middle name*)

380 Foothill Road - PO Box 6483, Bridgewater, NJ 08807
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert M. Van Pelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedminster Financial Group LTD, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Marlene L. Van Nest

Notary Public

MARLENE L. VAN NEST
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires October 28, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
of Bedminster Financial Group Ltd.

In planning and performing our audit of the financial statements of Bedminster Financial Group Ltd. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bedminster Financial Group Ltd. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2001, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.


Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Bridgewater, New Jersey
February 7, 2002

Rosenberg Rich Baker Berman & Company

Bedminster Financial Group Ltd.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2001 and 2000

Bedminster Financial Group Ltd.
Index to the Financial Statements
December 31, 2001 and 2000



A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.

We have audited the accompanying statements of financial condition of Bedminster Financial Group Ltd. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedminster Financial Group Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 7, 2002

Bedminster Financial Group Ltd.
Statements of Financial Condition

	December 31,	
	2001	2000
Assets		
Cash and equivalents	$ 2,352	$ 2,031
Deposit at clearing broker	25,000	25,000
Prepaid expenses	3,639	3,704
Loan receivable	2,031	3,211
Lease advances	4,548	4,548
Total Current Assets	37,570	38,494
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $67,728 and $56,482, respectively	42,883	54,129
Other Assets		
Security deposits	-	2,500
Deferred tax asset	17,900	155,056
Loan receivable, net of current portion	-	2,703
Lease advances, net of current portion	6,808	11,356
Total Other Assets	24,708	171,615
Total Assets	105,161	264,238
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	8,242	12,726
Income taxes payable	200	200
Total Current Liabilities	8,442	12,926
Stockholders' Equity		
Common stock - $.001 par value, 100,000 shares authorized, 100 shares issued, 90 shares outstanding	-	-
Additional paid in capital	1,053,687	1,053,687
Retained deficit	(946,968)	(792,375)
Treasury stock, 10 shares at cost	(10,000)	(10,000)
Total Stockholders' Equity	96,719	251,312
Total Liabilities and Stockholders' Equity	$ 105,161	$ 264,238

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Operations

	Year Ended December 31,	
	2001	2000
Revenues		
Commissions	$ 97,594	$ 176,689
Dividend income	938	1,689
Investment banking fees	-	40,000
Insurance and annuity income	81,923	51,620
Consulting fees	2,500	10,000
Total Revenues	182,955	279,998
Expenses		
Trading and clearing expenses	10,332	19,535
Finders' fee	-	22,500
Officer's compensation	3,022	32,740
Employee benefits	22,229	17,694
Sales and travel expenses	21,298	26,960
Regulatory fees and expenses	5,049	4,398
Seminar expenses	2,124	-
Advertising	8,796	-
Bank services charges	685	730
Rent	26,200	25,500
Furniture lease	6,048	4,548
Licenses, dues and fees	825	1,027
Office and postage	10,713	7,433
Telephone	5,375	5,485
Telecommunications	4,719	2,688
Utilities	1,185	1,067
Insurance	1,536	1,427
Professional services	6,716	15,808
Outside services	47,765	74,940
Depreciation expense	11,246	12,354
Amortization expense	-	1,973
Repairs and maintenance	245	1,250
Education and training expense	1,404	1,405
Gifts	1,538	1,453
Interest expense	437	134
Miscellaneous expense	-	100
Total Expenses	199,487	283,149
Loss From Operations	(16,532)	(3,151)
Other (Expense)		
Net loss on disposal of assets	-	(3,324)
Total Other (Expense)	-	(3,324)
Loss Before Income Tax Expense	(16,532)	(6,475)
Provision for Income Taxes	138,061	740
Net Loss	$ (154,593)	$ (7,215)

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Changes in Stockholders' Equity
December 31, 2001 and 2000

	Common Stock	Additional Paid in Capital	Retained Deficit	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 1999	$ -	$ 1,053,687	$ (785,160)	$ -	$ 268,527
Cash purchase of treasury stock	-	-	-	(10,000)	(10,000)
Net loss for year ended December 31, 2000	-	-	(7,215)	-	(7,215)
Balances at December 31, 2000	-	1,053,687	(792,375)	(10,000)	251,312
Net loss for year ended December 31, 2001	-	-	(154,593)	-	(154,593)
Balances at December 31, 2001	$ -	$ 1,053,687	$ (946,968)	$ (10,000)	$ 96,719

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Cash Flows

	Year Ended December 31,	
	2001	2000
Cash Flows From Operating Activities		
Net Loss	$ (154,593)	$ (7,215)
Adjustments to Reconcile Net Loss to Net Cash (Used) Provided by Operating Activities:		
Depreciation and amortization	11,246	14,327
Deferred taxes	137,156	-
Net loss on disposal of assets	-	3,324
Changes in Assets and Liabilities		
Decrease in prepaid expenses	65	2,088
Decrease in lease advances	4,548	4,548
(Decrease) increase in accounts payable and accrued expenses	(4,484)	5,656
Total Adjustments	148,531	29,943
Net Cash (Used) Provided by Operating Activities	(6,062)	22,728
Cash Flows From Investing Activities		
Cash purchases of furniture, fixtures and equipment and leasehold improvements	-	(17,960)
Loan principal proceeds received	3,883	2,140
Net Cash Provided (Used) by Investing Activities	3,883	(15,820)
Cash Flows From Financing Activities		
Proceeds from security deposits	2,500	-
Cash purchase of treasury stock	-	(10,000)
Net Cash Provided (Used) by Financing Activities	2,500	(10,000)
Net Increase (Decrease) in Cash and Equivalents	321	(3,092)
Cash and Equivalents - Beginning of Year	27,031	30,123
Cash and Equivalents - End of Year	$ 27,352	$ 27,031

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2001	2000
Cash paid during the year for:		
Income taxes	$ 905	$ 740
Interest	$ 437	$ 134

See notes to the financial statements.

Bedminster Financial Group Ltd.
Notes to the Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Bedminster Financial Group Ltd. (formerly known as Prime Core, Inc.) is an introducing broker-dealer clearing accounts on a fully disclosed basis through Pershing, a Division of Donaldson, Lufkin & Jenrette Securities Corporation. The Company is also involved in financial planning for individuals and small corporations.

Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Cash and Equivalents

For the purpose of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Deposit at Clearing Broker

A minimum required deposit of $25,000 is to be maintained with Pershing per the clearing agreement. This deposit is considered as cash and equivalents for the statement of cash flows purposes.

Furniture, Fixtures and Equipment

Depreciation of furniture, fixtures and equipment is computed using both straight line and accelerated methods with estimated useful lives of five to seven years. Leasehold improvements are amortized over thirty-nine years, straight line method. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Incorporation Costs

Incorporation costs are being amortized on the straight line method over five years. Amortization costs charged to operations for 2001 and 2000 were $0 and $1,973, respectively.

Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they related. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Seminar License

In 1996, the president of the Company entered into a seminar licensing agreement which grants him a non-exclusive license to conduct seminars. The rights granted are for a one year term, followed by four one year renewal periods. An additional extension of the agreement can be made for an additional five years, provided all requirements are maintained. This license was being amortized over sixty months; it was terminated during 2000. The loss on the disposition of the license was $3,324 in 2000.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense was $8,796 and $0 for the years ended December 31, 2001 and 2000, respectively.

FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements at cost, less accumulated depreciation and amortization, consists of the following:

	December 31,	
	2001	2000
Furniture and fixtures	$ 60,697	$ 60,697
Equipment	35,126	35,126
Leasehold improvements	14,788	14,788
Subtotal	110,611	110,611
Less accumulated depreciation and amortization	67,728	56,482
Total	$ 42,883	$ 54,129

Depreciation expense charged to operations was $11,246 and $12,354 in 2001 and 2000, respectively.

RELATED PARTY TRANSACTIONS

On December 30, 1998 the company entered into an agreement with one of its shareholders to lease furniture and equipment under an operating lease through June 30, 2004. The lease agreement calls for payments equal to 10% of the pre-tax profit per month, or $300 minimum, through December 31, 2001. During 1999, the remaining lease payments were accelerated and paid in full. $25,000 was paid to the shareholder in 1999 as full consideration of the lease. This accelerated payment will be amortized over the life of the lease, or 66 months, on a straight line basis. For the years ended December 31, 2001 and 2000, $4,548 was expensed in each year for this lease.

As of 2001, the company leases office space on a month to month basis from its majority shareholder. $26,200 and $25,500 was paid to the shareholder for rent expense for the years ended December 31, 2001 and 2000, respectively.

For the years ended December 31, 2001 and 2000, consulting fees of $33,250 and $22,100, respectively, were paid to a company owned 100% by the spouse of one of the company's shareholders.

INCOME TAXES

The income tax provision is comprised of the following:

	Federal	State	Total
Year Ended December 31, 2001			
Current	$ -	$ 905	$ 905
Deferred	119,061	18,095	137,156
	$ 119,061	$ 19,000	$ 138,061
Year Ended December 31, 2000			
Current	$ -	$ 740	$ 740
Deferred	-	-	0
	$ -	$ 740	$ 740

INCOME TAXES, Continued

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the future benefit of net operating loss carryforwards.

During the year ended December 31, 2001, the Company recognized a decrease in its net operating loss carryforwards due to certain federal tax code limitations as well as forgone state losses when the Company moved.

The Company has remaining approximately $335,000 of available net operating loss carryforwards which may be used to reduce Federal and State taxable income expiring in the years 2010 and 2007, respectively.

The Company's deferred tax asset is comprised of the following:

	December 31,	
	2001	2000
Net Operating Losses		
Federal	$ 46,131	$ 134,062
State	2,900	66,481
Valuation Allowance	(31,131)	(45,487)
Net Deferred Tax Asset	$ 17,900	$ 155,056

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

LOAN RECEIVABLE

As an incentive for a tenant to take over the office space formerly leased by the Company, the Company agreed to advance the tenant the aggregate sum of $8,592 in monthly installments of $373 through November 15, 1998 and $747 each month thereafter through October, 1999. In November, 1999, the tenant commenced repayment in thirty three monthly installments of $268 including interest.

PROFIT SHARING PLAN

The company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. There were no contributions to the profit sharing plan in 2001 or 2000.

The Plan also provides an employee savings provision (401(k) plan) whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company contributes an amount equal to 5% of the participant's elective contribution, up to 5% of the participant's compensation. There were no contributions to the 401(k) plan in 2001 or 2000.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2001, the Company had net capital of $18,910 which was $13,910 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2001 was .45 to 1.

Bedminster Financial Group Ltd.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31,	
	2001	2000
NET CAPITAL		
Total Stockholders' Equity	$ 96,719	$ 251,312
Total Capital and Allowable Subordinated Liabilities		
Deductions and/or Charges		
Non-allowable assets		
Prepaid expenses	3,639	3,704
Loan receivable	2,031	5,914
Lease advances	11,356	15,904
Furniture, fixtures and equipment	42,883	54,129
Security deposits	-	2,500
Deferred tax assets	17,900	155,056
Total Non-Allowable Assets	77,809	237,207
Net Capital Before Haircuts on Securities Positions	18,910	14,105
Haircuts on securities		
Haircut on money market funds	-	-
Total Haircuts on Securities Positions	-	-
Net Capital	18,910	14,105
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	8,242	12,726
Income taxes payable	200	200
Total Aggregate Indebtedness	8,442	12,926
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 563	$ 861
Minimum dollar net capital requirement	5,000	5,000
Net Capital Requirement	5,000	5,000
Excess Net Capital	$ 13,910	$ 9,105
Ratio Aggregate Indebtedness to Net Capital	.45 to 1	.92 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2001 and 2000)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 19,271	$ 14,319
Net audit adjustments - under accrual of accounts payable, depreciation	(361)	(214)
Net capital per above	$ 18,910	$ 14,105